UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Palladyne AI Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39897	85-2838301
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 South 500 West, Suite 150

Salt Lake City, Utah 84101

(Address of principal executive offices) (Zip code)

Stephen Sonne

Chief Legal Officer & Secretary

(888) 927-7296

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

This Form SD of Palladyne AI Corp. (“we” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG Minerals”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG Minerals are necessary to the functionality or production of such products.

This Form SD covers the period from January 1, 2024 to December 31, 2024 (the “Covered Period”).

Item 1.01 Conflict Minerals Disclosure and Report

Company and Product Overview

Our mission is to deliver our full-stack, closed-loop autonomy artificial intelligence software ("AI/ML Foundational Technology") that enables robotic and unmanned platforms, or robotic systems, in the industrial and defense sectors to perform complex tasks in arbitrary (i.e., unstructured and dynamic) human environments. Our AI/ML Foundational Technology enhances the utility and functionality of third-party stationary and mobile robotic systems by allowing these systems to quickly observe, learn, reason and act in structured and unstructured environments. Our AI/ML Foundational Technology is designed with artificial intelligence (AI) and machine learning (ML) technologies to enable robotic systems to perceive their environment and quickly adapt to changing circumstances by generalizing (i.e., learning) from their past experience using dynamic real-time operations "on the edge" (i.e., on the robotic system and not in the cloud) without extensive programming, training or the latency associated with processing in the cloud.

Covered Products

During the Covered Period, we both manufactured and engaged partners to manufacture the hardware component of one of our products. We conducted an analysis of the product that we manufactured or contracted to be manufactured, and found that 3TG Minerals were in certain of our products described in the Company and Product Overview (and generally are required for their functionality or production as specified under the Rule). This product is referred to in this Report as the “Covered Product.”

We and our manufacturing partners relied on third-party suppliers for the provision and development of many of the key components and materials used in the Covered Product, and were several steps removed from the mining and processing of the 3TG Minerals used in the Covered Product. As a result, we relied on our suppliers and manufacturing partners to assist us with our reasonable country of origin inquiry regarding the materials in the components supplied by them and used in the manufacturing of the Covered Product.

Reasonable Country of Origin Inquiry (RCOI)

In accordance with the Rule, we conducted in good faith a RCOI for the Covered Period to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources. We requested from each supplier on our identified suppliers list a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) which asks for the disclosure of specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized.

Determination

Based on responses received, we determined that 3TG Minerals present in our Covered Product may have originated in the Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at https://investor.palladyneai.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

Section 3 - Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PALLADYNE AI CORP.

Date: May 30, 2025	By:	/s/ Stephen Sonne
	Name:	Stephen Sonne
	Title:	Chief Legal Officer & Secretary